UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

STOCK INCENTIVES TO KEY MANAGERIAL PERSONNEL
INDEX TO EXHIBITS

STOCK INCENTIVES TO KEY MANAGERIAL PERSONNEL

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission this Report on Form 6-K regarding the stock incentives acquired and disposed by Key Managerial Personnel (“KMP”) of the Company pursuant to the stock option plans of the Company.

Pursuant to Regulation 7(2) Securities Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, every promoter, designated person and director of the Company shall disclose to the Company the number of such securities acquired or disposed of within 2 trading days of such transaction if the value of transaction(s) over any calendar quarter aggregates to excess of INR 10 lakhs and every Company shall notify the particulars of such transaction[s] to the National Stock Exchange and Bombay Stock Exchange (“Stock Exchanges”) within 2 trading days of receipt of such disclosure or being aware of such information.

In compliance with the foregoing, the Company has disclosed the details of Securities acquired/ disposed by designated persons to the Stock Exchanges. Further, pursuant to SEC regulations, we hereby submit the following information pertaining to the securities acquired/ disposed by KMP of the Company as below:

Security Name	Name of Person	Category of person	Type of Securities held Prior to acquisition/ Disposed)	Number of Securities held Prior to acquisition/ Disposed	% of Securities held Prior to acquisition/ Disposed	Type of Securities Acquired/ Disposed/ Pledge etc.	Number of Securities Acquired/ Disposed/ Pledge etc.	Value of Securities Acquired/ Disposed/ Pledge etc (in INR)	Transaction Type ( Buy/ Sale/ Pledge/ Revoke/ Invoke)	Type of Securities held Post acquisition/ Disposed/ Pledge etc	Number of Securities held Post acquisition/ Disposed/ Pledge etc	Post-Transaction % of Shareholding	Date of acquisition of shares/ sale of shares/ Date of Allotment(From date)	Date of acquisition of shares/ sale of shares/ Date of Allotment( To date )	Date of Intimation to Company	Mode of Acquisition

INFOSYS LTD.	Salil Parekh	Director	Equity Shares	652562	0	Equity Shares	22901	39664532	Acquisition	Equity	675463	0	04-Feb-22	04-Feb-22	07-Feb-22	ESOP
INFOSYS LTD.	Salil Parekh	Director	Equity Shares	675463	0	Equity Shares	10022	17358104	Disposal	Equity	665441	0	04-Feb-22	04-Feb-22	07-Feb-22	ESOP
INFOSYS LTD.	Shankar Krishnamurthy	Designated Person	Equity Shares	58208	0	Equity Shares	6100	10565200	Acquisition	Equity	64308	0	04-Feb-22	04-Feb-22	08-Feb-22	ESOP
INFOSYS LTD.	Shankar Krishnamurthy	Designated Person	Equity Shares	64308	0	Equity Shares	2670	4624440	Disposal	Equity	61638	0	04-Feb-22	04-Feb-22	08-Feb-22	ESOP
INFOSYS LTD.	Manikantha AGS	Designated Person	Equity Shares	7502	0	Equity Shares	1000	1732000	Acquisition	Equity	8502	0	04-Feb-22	04-Feb-22	08-Feb-22	ESOP
INFOSYS LTD.	Manikantha AGS	Designated Person	Equity Shares	8502	0	Equity Shares	368	637376	Disposal	Equity	8134	0	04-Feb-22	04-Feb-22	08-Feb-22	ESOP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: February 14, 2022	Inderpreet Sawhney General Counsel and Chief Compliance Officer